FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM TO PROVIDE UPDATE ON CD47 PROGRAM AT THE 2015
AMERICAN ASSOCIATION FOR CANCER RESEARCH ANNUAL MEETING

Toronto, Ontario, April 16, 2015 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced it will be providing an update on its SIRPaFc immune checkpoint inhibitor program, targeting the CD47 protein, at the 106th Annual Meeting of the American Association for Cancer Research. The meeting will be held April 18-22, 2015 in Philadelphia, PA. Details of the poster presentation, entitled “Lack of CD47 membrane mobility contributes to the poor erythrocyte binding of SIRPαFc, a novel CD47-blocking cancer immunotherapeutic”, are listed below:

Date: Tuesday April 21, 2015
Time: 1:00 pm – 5:00 pm (EDT)
Session Category: Clinical Research
Session Title: Novel Immunomodulators
Abstract #: 4271
Presenter: Dr. Robert Uger, Chief Scientific Officer
Location: Section 24

The company will present data from an expanded pool of donors that conclusively demonstrate that its SIRPaFc fusion protein, which targets the CD47 “do not eat” signal, binds very poorly to human red blood cells (RBCs) despite high expression of the CD47 target and strong reactivity with anti-CD47 monoclonal antibodies. This poor binding is independent of gender, ABO or Rh blood groups. SIRPaFc, however, binds RBCs from other species, including non-human primates, and induces clinically significant anemia in monkeys after intravenous administration. Biochemical analysis reveals that the failure of SIRPaFc to bind RBCs correlates with the presence of detergent-insoluble CD47 in RBC membranes, which is consistent with a model in which CD47 mobility is required to form high affinity clusters with SIRPaFc.

“These results expand upon our preliminary data presented at last year’s AACR meeting and provide a mechanistic understanding of the unique species selectivity of this poor RBC binding phenomenon,” commented Dr. Uger. “Our cynomologus monkey data indicate that targeting CD47 with an agent that can bind to RBCs may have adverse clinical consequences. We believe that SIRPaFc, by virtue of its inability to bind human RBCs, is the ideal CD47-targeting agent to minimize potential hematological toxicity in cancer patients.”

About Trillium Therapeutics:

Trillium Therapeutics Inc. is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company has two premier preclinical programs, SIRPaFc and a CD200 monoclonal antibody (mAb), which target two key immunoregulatory pathways that tumor cells exploit to evade the host immune system. SIRPaFc is an antibody-like fusion protein that blocks the activity of CD47, a molecule that is upregulated on tumor cells in acute myeloid leukemia (AML) and numerous other malignancies. The CD200 mAb is a fully human monoclonal antibody that blocks the activity of CD200, an immunosuppressive molecule that is overexpressed by many hematopoietic and solid tumors.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com